Exhibit 99.1

Mobilicom Launches New Product Enabling Mass Deployment of Small Drone Fleets

●	New product designed in collaboration with small-drone Tier-1 manufacturers to cater for growing demand for high-use applications including commercial inspections, disaster relief and defense intelligence or loitering drones

●	SkyHopper Micro is compliant with the National Defense Authorization Act (NDAA), a key requirement for US Government agencies

●	SkyHopper Micro is equipped with ICE Cybersecurity software, and also delivers secure long range and Non-Line of Sight (N-LOS) communication for small commercial and industrial drones

Shoham, Israel, Oct. 20, 2022 (GLOBE NEWSWIRE) --  Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW, ASX: MOB), a provider of cybersecurity and smart solutions for drones, robotics, and autonomous platforms, has broadened its SkyHopper range with the launch of a new micro bi-directional data link specifically designed to enable mass deployment of small drone fleets.

Designed in collaboration with small-drone Tier-1 manufacturers, the SkyHopper Micro caters to growing demand for high-use applications, such as commercial inspections, disaster relief and defense intelligence or loitering (Kamikaze) drones.

The SkyHopper Micro complies with the NDAA, a critical requirement for US Government agencies.

Mobilicom CEO Oren Elkayam said, “Our ongoing discussions and collaboration with Tier-1 customers confirms there is an immediate need for a micro communications system to support growing demand within both defense and commercial markets.

SkyHopper Micro’s miniature size, weight and attractive price point is ideal for high-use applications and mass deployment of small drone fleets, many of which are single missions and require frequent replacement. It offers outstanding security and performance in harsh environments and challenging operational scenarios.

We’ve designed the SkyHopper Micro to be assembled at the printed circuit board, significantly reducing the overall drone cost for our customers by dramatically decreasing drone assembly time, eliminating the need for power and data cables, and improving quality and manufacturing yield.”

SkyHopper Micro leverages Mobilicom’s leading wireless technology to deliver long range bi-directional communications and real-time HD video up to 5km as well as N-LOS operations in urban and remote environments, supporting Point-to-Point, Point-to-Multipoint, and fleet management of autonomous systems.

Mobilicom’s smallest data link is equipped with its ICE cybersecurity software, providing superior security for the drone and communication channels, and encrypting all data that is transmitted and collected. The secure communications system features an advanced proprietary encryption mechanism and is compatible with a wide range of flight controllers, mission software and payloads.

-ENDS-

Authorized for release by the Board of Mobilicom Limited.

For more information on Mobilicom, please contact:

Tristan Everett

Media Relations

+61 403 789 096

tristan.everett@automicgroup.com.au

Aidan Brooksby

Investor Relations

+61 431 716 947
aidan.brooksby@automicgroup.com.au

Liad Gelfer
Mobilicom Ltd
liad.gelfer@mobilicom.com

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages including outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.